Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is

Centessa Pharmaceuticals Limited

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

May 11, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Irene Paik, Joe McCann, Tara Harkins and Dan Gordon

Re:	Centessa Pharmaceuticals Limited
Registration Statement on Form S-1
File No. 333-255393
CIK No. 0001847903

Rule 83 Confidential Treatment Request by Centessa Pharmaceuticals Limited

Ladies and Gentlemen:

On behalf of Centessa Pharmaceuticals Limited (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 13, 2021 (the “Original Comment Letter”) relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on March 15, 2021, and subsequently publicly filed by the Company with the Commission on April 21, 2021 (File No. 333-255393) (the “Registration Statement”), we submit this supplemental letter to further address comment 22 of the Original Comment Letter.

CONFIDENTIAL TREATMENT REQUESTED BY CENTESSA PHARMACEUTICALS LIMITED

May 11, 2021

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has concurrently filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the actual price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

The Company expects to conduct a share capital reorganization in connection with its offering, which is intended to have the effect of a reverse share split of its ordinary share capital and corresponding adjustment in the conversion rate of the Company’s preferred shares into ordinary shares (the “Split”). The Company expects to reflect the Split in a pre-effective amendment to the Registration Statement that includes the estimated Preliminary Price Range (as defined below); however, all dollar amounts and per share amounts in this letter are pre-Split, and therefore, consistent with the Registration Statement.

The Company respectfully requests that the bracketed information contained in this letter be treated as confidential information pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.8, and that the Commission provide timely notice to Gregory Weinhoff, Chief Financial Officer, (914) 882-7892; before it permits any disclosure of the bracketed information in this letter.

For the convenience of the Staff, we have recited the prior comment from the Staff in the Original Comment Letter in italicized type and have followed the comment with the Company’s response.

22.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

CONFIDENTIAL TREATMENT REQUESTED BY CENTESSA PHARMACEUTICALS LIMITED

May 11, 2021

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its ordinary shares underlying its outstanding equity awards and the reasons for the differences between the most recent valuation of its ordinary shares and the estimated offering price for its initial public offering (“IPO”).

Preliminary IPO Price Range

The Company advises the Staff that it estimates a preliminary price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for its IPO, before giving effect to the Split, resulting in a midpoint of the Preliminary Price Range of $[***] per share (the “Midpoint Price”). The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Determining the Fair Value of Ordinary Shares Prior to the IPO

As there has been no public market for the Company’s ordinary shares to date, the estimated fair value of its ordinary shares has been determined by the Company’s board of directors (the “Board”) as of the date of each option grant, with input from management, considering the Company’s third-party valuations of its ordinary shares, which were performed contemporaneously with events which management believed would have an impact on the valuation of the Company.

All of the Company’s recent third-party valuations of its ordinary shares since inception were as follows:

Date of third-party valuation	Date of Board approval	Fair value per ordinary share
January 25, 2021	February 19, 2021	$	[	***]
April 12, 2021	April 20, 2021	$	[	***]

For the Staff’s convenience, the Company has provided the following table summarizing by grant date the number of shares subject to options granted between January 25, 2021 and May 7, 2021 (which were the only options granted by the Company since inception), the per share exercise price of the options and the fair value of ordinary shares underlying the options on each grant date:

CONFIDENTIAL TREATMENT REQUESTED BY CENTESSA PHARMACEUTICALS LIMITED

May 11, 2021

Grant date(1)	Number of shares subject options granted	Per share exercise price of options			Fair value per ordinary share on grant date
January 29, 2021	1,139,847	$	[	***](2)	$	[	***]
February 19, 2021	11,812,306	$	[	***]	$	[	***]
March 4, 2021	2,201,487	$	[	***]	$	[	***]
April 20, 2021	4,924,655	$	[	***]	$	[	***]
May 7, 2021	2,175,354	$	[	***]	$	[	***]

(1) The Company has provided information regarding its grants starting from January 29, 2021, following the completion of its acquisition of its current subsidiaries, the completion of its Series A preferred share financing which occurred on January 29, 2021 and commencement of definitive plans to pursue an IPO. In connection with the acquisitions of its subsidiaries, all prior option awards of such subsidiaries held by grantees were cancelled. The options shown in the table are the only options granted by the Company since its inception as well as the only options outstanding at any entity within the Company’s group as of the date of this letter.

(2) The exercise price for the January 29, 2021 awards, which were issued to former optionholders of Palladio Biosciences, Inc., were determined contractually on an arms’ length basis as part of the Company’s acquisition of this subsidiary and not through the third-party valuation as of January 25, 2021. The Centessa options issued were replacement awards for Palladio options which were cancelled at completion of the transaction. As the per-share fair market value of the ordinary shares as of such date exceeded the exercise prices set for the January 29, 2021 awards, the Company recognized an incremental share-based compensation expense based on the Fair Value, as reflected in the Company’s unaudited interim financial statements for the period ended March 31, 2021 included in the Registration Statement.

In the absence of a public trading market for its ordinary shares, the Company estimated the fair value of its ordinary shares based on the information known to it on the respective dates of grant, upon a review of any recent events and their potential impact on the estimated fair value per share of the ordinary shares, and in part on contemporaneous input from an independent third-party valuation firm. The Company’s board of directors considered various objective and subjective factors, along with input from management, to determine the fair value of the Company’s ordinary shares, including:

•

the Company’s nascent stage of development and business strategy, including the status of research and development efforts of its product candidates and the material risks related to its business and industry;

CONFIDENTIAL TREATMENT REQUESTED BY CENTESSA PHARMACEUTICALS LIMITED

May 11, 2021

•	the Company’s results of operations and financial position, including its levels of available capital resources;

•	the valuation of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;

•	the lack of marketability of the Company’s ordinary shares as a private company;

•

the price of the Company’s convertible preferred shares sold to investors in arm’s length transactions on January 29, 2021 and the rights, preferences and privileges of the Company’s convertible preferred shares relative to those of the Company’s ordinary shares;

•	the likelihood of achieving a liquidity event for the holders of the Company’s ordinary shares, such as an initial public offering or a sale of the Company, given prevailing market conditions;

•	trends and developments in the Company’s industry; and

•	external market conditions affecting the life sciences and biotechnology industry sectors.

The third-party valuations of the Company’s ordinary shares that the Board considered in making its determinations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (“Practice Guide”), which prescribes several valuation approaches for determining the value of an enterprise, such as cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its capital structure and specifically the ordinary shares.

The Company’s determinations of the fair value of the ordinary shares were performed using methodologies, approaches and assumptions consistent with the Practice Guide. In accordance with the Practice Guide, the Company considered the following methods for allocating the enterprise value across its classes and series of share capital to determine the fair value of its ordinary shares at each valuation date.

•

Option Pricing Method (“OPM”). The OPM estimates the value of the common equity of the Company using the various inputs in the Black-Scholes option pricing model. The OPM treats the rights of the holders of ordinary shares as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of the Company’s convertible preferred shares, as well as their

CONFIDENTIAL TREATMENT REQUESTED BY CENTESSA PHARMACEUTICALS LIMITED

May 11, 2021

rights to participation, and the exercise prices of the outstanding options. Thus, the value of the ordinary shares can be determined by estimating the value of its portion of each of these call option rights. Under this method, the ordinary shares have value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger or sale. Given the ordinary shares represent a non-marketable equity interest in a private enterprise, an adjustment to the preliminary value estimates had to be made to account for the lack of liquidity that a shareholder experiences. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”).

•

Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by the Company, as well as the economic and control rights of each share class.

•

Hybrid Method. The Hybrid Method is a hybrid between the PWERM and OPM, estimating the probability-weighted value across multiple scenarios, but using the OPM to estimate the allocation of value within one or more of those scenarios. Weighting allocations are assigned to the OPM and PWERM methods factoring possible future liquidity events.

January 25, 2021 Valuation

The independent third-party valuation as of January 25, 2021 (the “January 2021 Valuation”) was based on the Hybrid Method. The independent third-party valuation specialist considered one scenario reflecting a potential IPO (Scenario 1) and one scenario reflecting only the consummation of the Series A preferred share financing (Scenario 2), weighted at [***] and [***], respectively. Subjective factors considered by the Board and management in January 2021 included the pending addition of new executives and the election of new independent directors to the Board, as well as definitive plans to undertake an IPO with the engagement of underwriters for the offering, including the complexity and likely timeframe to advance an IPO. In assisting the independent third-party valuation specialist with assumptions for purposes of its valuation analysis, the Company also considered the uncertain nature of the IPO market in determining the likelihood that the IPO would proceed. After application of the probability weightings for each of the two scenarios to the per share fair values, the independent third-party valuation specialist established a fair value of $[***] per ordinary share.

For Scenario 1, the Guideline IPO Transactions Method was utilized to determine the value under a potential IPO. The future enterprise value at an expected IPO date of June 30, 2021 was discounted to present value using a discount rate of [***]

CONFIDENTIAL TREATMENT REQUESTED BY CENTESSA PHARMACEUTICALS LIMITED

May 11, 2021

and allocated to each outstanding share class, on a fully diluted basis assuming all existing shares convert into ordinary shares of $[***] per share for the Series A preferred shares. The valuation used a DLOM of [***], resulting in a value per ordinary share of [***] as of the January 2021 Valuation date under Scenario 1. Applying the [***] probability of occurrence weighting noted above to the value per ordinary share of $[***], the independent third-party valuation specialist determined a fair value of $[***] per ordinary share under Scenario 1.(1)

For Scenario 2, the independent third-party valuation specialist estimated the equity value of the Company using a market approach (the “Backsolve Method”) of the OPM, that derives an implied total equity value from the per share sale price of the Company’s equity securities in a recent arm’s-length transaction. The equity value of the Company was determined using the terms of the Series A preferred share financing. The transaction was led by third-party investors. As such, it was determined to be an arm’s-length transaction that reasonably reflected the expected economics of the Company at its then-current stage of development.

The independent third-party valuation specialist then utilized the OPM to allocate the equity value for the Company. Specifically, the independent third-party valuation specialist utilized the Backsolve Method to quantify the implied equity value in the Series A Preferred share financing by considering the economic and control rights of the preferred shareholders compared to the ordinary shareholders. In determining the total implied equity value under the Backsolve Method, the independent third-party valuation specialist used the OPM to allocate the equity value using an estimated volatility of [***], an estimated time to liquidity of [***] years, based on the mean of guideline companies at such time, and a DLOM of [***], which was implied using put option values, resulting in a value per ordinary share of $[***] as of the January 2021 Valuation date under Scenario 2. Applying the [***] probability of occurrence weighting noted above to the value per ordinary share of $[***], the independent third-party valuation specialist determined a fair value of $[***] per ordinary share under Scenario 2.

By aggregating the fair value under Scenario 1 and Scenario 2, the independent third-party valuation specialist established an aggregated fair value of $[***] per ordinary share.

April 12, 2021 Valuation

The independent third-party valuation as of April 12, 2021 (the “April 2021 Valuation”) was based on the Hybrid Method. The independent third-party valuation specialist considered one scenario reflecting a potential IPO (Scenario 1) and one scenario without a potential IPO (Scenario 2), weighted at [***] and [***], respectively. Subjective factors considered by the Board and management in April 2021 included the confidential submission of a draft registration statement on Form S-1, the initiation of testing-the-waters (“TTW”) meetings with potential investors, as well as certain additional steps undertaken by the Company in furtherance of an IPO. In assisting

(1)

While the Company had held an organizational meeting for its IPO as of the January Valuation date, the Company’s IPO process commenced in parallel with efforts to build out its team and operations, completing the acquisition of the subsidiaries comprising its initial portfolio and integrating those subsidiaries. At the January Valuation date, the Company had only begun to develop its comprehensive business story about its asset-centric model that is a novelty in its industry and to prepare the required financial statements for its initial submission of the draft registration statement for the IPO. In addition, there were multiple development activities ongoing at the Company’s subsidiaries with uncertain outcomes that could impact the likelihood of the occurrence of the Company’s IPO. Furthermore, market conditions existed at the time of the January Valuation that created uncertainty that the Company would have the opportunity to complete the IPO by the expected IPO date. For the foregoing reasons, the Company determined that the probability weighting for the IPO scenario in the January Valuation was appropriate.

CONFIDENTIAL TREATMENT REQUESTED BY CENTESSA PHARMACEUTICALS LIMITED

May 11, 2021

the third-party valuation specialist with assumptions for purposes of its valuation analysis, the Company also considered the uncertain nature of the IPO market in determining the likelihood that the IPO would proceed. After application of the probability weightings for each of the two scenarios to the per share fair values, the independent third-party valuation specialist established a fair value of $[***] per ordinary share.

For Scenario 1, the independent third-party valuation specialist utilized the Guideline IPO Transactions Method to determine the value under a potential IPO. The future enterprise value based on an expected IPO date of June 1, 2021 was discounted to present value at a discount rate of [***] and allocated to each outstanding share class, on a fully diluted basis assuming all existing shares convert into ordinary shares. The enterprise value was estimated using the market-adjusted issue price of the Series A preferred share financing, as applied for a [***] adjustment based on recent IPO transactions completed by the biopharmaceutical industry issuers as well as factors specific to the Company. The valuation used a DLOM of [***], resulting in a value per ordinary share of $[***] as of the April 2021 Valuation date under Scenario 1. Applying the [***] probability of occurrence weighting noted above to the value per ordinary share of $[***], the independent third-party valuation specialist determined a fair value of $[***] per ordinary share under Scenario 1.

For Scenario 2, the independent third-party valuation specialist used a market adjusted equity value from the January 2021 Backsolve Method to determine the equity value (“Market-Adjusted Backsolve Method”). Starting with the Company’s equity value from Scenario 2 of the January 2021 Valuation, the valuation specialist contemplated developments in the Company’s capitalization, research and development expenditures, status of ongoing programs, and changes in market conditions between the January 2021 Valuation date and the April 2021 Valuation date. The independent third-party valuation specialist then utilized the OPM to allocate the equity value for the Company. In determining the total implied equity value under the Market-Adjusted Equity Backsolve Method, the independent third-party valuation specialist used the OPM to allocate the equity value using an estimated volatility of [***], an estimated time to liquidity of [***] years, based on the mean of guideline companies at such time, and a DLOM of [***], resulting in a value per ordinary common share of $[***] as of the April 2021 Valuation date under Scenario 2. Applying the [***] probability of occurrence weighting noted above to the value per ordinary share of $[***], the independent third-party valuation specialist determined a fair value of $[***] per ordinary share under Scenario 2.

By aggregating the fair value under Scenario 1 and Scenario 2, the independent third-party valuation specialist established an aggregated fair value of $[***] per ordinary share.

The principal factors contributing to the increase in the fair value of ordinary share from March 4, 2021, which was the last date the January 2021 Valuation was utilized for option grants, to the April 2021 Valuation were as follows:

CONFIDENTIAL TREATMENT REQUESTED BY CENTESSA PHARMACEUTICALS LIMITED

May 11, 2021

•

The IPO market for biotechnology IPOs resumed its earlier strength, including a number of biotechnology IPOs that were completed in first quarter of 2021, of which a majority priced at or above the mid-point of the price range included in the respective preliminary prospectuses.

•	The Company confidentially submitted a draft registration statement on Form S-1, commencing the review process by the Staff.

•	The Company began conducting TTW meetings as an initial step toward collecting feedback on its business and possible interest in the offering from potential investors.

•

The Company progressed in development of its pipeline, including achieving product candidate nominations in one of its subsidiaries, progressed chemistry, manufacturing and controls activities in several subsidiaries and requested or confirmed meetings with regulatory agencies for certain subsidiaries.

•	The Company continued to advance its business by hiring additional seasoned executives to join its management team, including its Chief Financial Officer and Chief Administrative Officer.

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined based on discussions between the Company and the underwriters. Prior to January 2021 and before the January 2021 Valuation date, the Company and the underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•

the valuation of the Company based on the Company’s Series A preferred share financing completed in January 2021 that was negotiated at arms’ length with significant participation from new outside investors;

•	the Company’s financial condition and prospects;

CONFIDENTIAL TREATMENT REQUESTED BY CENTESSA PHARMACEUTICALS LIMITED

May 11, 2021

•	valuation metrics for and recent performance of initial public offerings of companies in the biotechnology sector;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates; and

•	progress and stage of development of the Company’s development programs.

The Company believes that the difference between the fair value of its ordinary shares as of May 7, 2021 of $[***] per share and the Preliminary Price Range, neither of which reflects the anticipated Split, is the result of the factors above and the following factors and positive developments with respect to the Company’s business that occurred subsequent to May 7, 2021, the date of the Company’s most recent determination of the fair value of its ordinary shares.

•

The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of its ordinary shares, which considered multiple potential outcomes, which would result in a lower valuation of the Company’s ordinary shares than its IPO. In the January 2021 and April 2021 valuations, the probability weighting of the IPO scenario was [***]% and [***]%, respectively.

•

The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s ordinary shares has been created, and, therefore, excludes any DLOM of the Company’s ordinary shares or impact of the time value of money, which were appropriately taken into account in the prior valuations.

•

The Preliminary Price Range assumes the conversion of all of the Company’s outstanding preferred shares. The Company’s preferred shares currently has substantial economic rights and preferences over the Company’s ordinary shares, including (i) the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s ordinary shares, (ii) liquidation payments in preference to holders of the Company’s ordinary shares, and (iii) veto voting rights with respect to certain actions. Upon the closing of the IPO, all outstanding preferred shares of the Company will convert into ordinary shares, thus eliminating the superior rights and preferences of the preferred shares as compared to the ordinary shares.

•

The Preliminary Price Range represents a future price for shares of the Company’s ordinary shares that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the Company’s ordinary shares as of the prior valuation dates represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

CONFIDENTIAL TREATMENT REQUESTED BY CENTESSA PHARMACEUTICALS LIMITED

May 11, 2021

•	The Company held additional TTW meetings and obtained initial feedback from potential investors subsequent to its most recent fair value determination date for its ordinary shares.

•

The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of the IPO would provide the Company with more ready access to the public equity and debt markets.

In addition, the Company supplementally advises the Staff that it plans to continue to advance its business subsequent to the submission of this letter and when it expects to commence its roadshow for the offering, including by hiring additional seasoned executives to join its management team such as its [***], [***], and [***]. The Company also expects to strengthen its Board of Directors with the addition of its [***], as well as formally establishing and appointing members of its standing Board committees.

The Company respectfully submits that the deemed per share fair values used as the basis for determining share-based compensation expense in connection with its grants of equity awards are reasonable and appropriate for the reasons described herein and in the Registration Statement.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that the return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the securities of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at 100 Northern Avenue, Boston, Massachusetts 02210.

* * * * *

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (212) 813-8853.

CONFIDENTIAL TREATMENT REQUESTED BY CENTESSA PHARMACEUTICALS LIMITED

May 11, 2021

Respectfully submitted,

GOODWIN PROCTER LLP

By	/s/Edwin O’Connor

cc:

Saurabh Saha, M.D., Ph.D., Centessa Pharmaceuticals Ltd.

Gregory Weinhoff, Centessa Pharmaceuticals Ltd.

Iqbal Hussain, Centessa Pharmaceuticals Ltd.

Marella Thorell, Centessa Pharmaceuticals Ltd.

Mitchell Bloom, Goodwin Procter LLP

Graham Defries, Goodwin Procter LLP

James Xu, Goodwin Procter LLP

CONFIDENTIAL TREATMENT REQUESTED BY CENTESSA PHARMACEUTICALS LIMITED